ULTIMUS MANAGERS TRUST
225 Pictoria Drive, Suite 450
Cincinnati, Ohio 45246

December 17, 2013 FILED VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Ultimus Managers Trust
File No. 811-22680

Ladies and Gentlemen:

Enclosed for filing, pursuant to Rule 17g-1(g)(1) of the Investment Company Act of 1940, as amended, please find on behalf of Ultimus Managers Trust (the "Trust"), new Endorsement No. 7 to the Fidelity Bond that was filed with the Securities and Exchange Commission (the "Commission") on July 10, 2013. The purpose of this amendment is to add an automatic increase in limits endorsement to the Trust's Fidelity Bond, which is maintained through Federal Insurance Company for the policy period June 29, 2013 to June 29, 2014.

There are no other changes to the Fidelity Bond, or related materials, as filed with the Commission on July 10, 2013 (Accession No. 0001111830-13-000430) and amended September 30, 2013 (Accession No. 0001111830-13-000644), which are incorporated herein by reference.

If you have any questions about this filing, please contact the undersigned at (513) 587-3451.

Very truly yours,

/s/ Frank L. Newbauer

Frank L. Newbauer
Secretary

Effective date of
this endorsement/rider: November 30, 2013   **FEDERAL INSURANCE COMPANY**

Endorsement/Rider No.   7

To be attached to and
form a part of Bond No.   82209609

Issued to: ULTIMUS MANAGERS TRUST

AUTOMATIC INCREASE IN LIMITS ENDORSEMENT

In consideration of the premium charged, it is agreed that GENERAL AGREEMENTS, Section C. Additional Offices Or Employees-Consolidation, Merger Or Purchase Or Acquisition Of Assets Or Liabilities-Notice To Company, is amended by adding the following subsection:

Automatic Increase in Limits for Investment Companies

If an increase in bonding limits is required pursuant to rule 17g-1 of the Investment Company Act of 1940 ("the Act"), due to:

(i)   the creation of a new **Investment Company**, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution; or

(ii)   an increase in asset size of current **Investment Companies** covered under this Bond,

then the minimum required increase in limits shall take place automatically without payment of additional premium for the remainder of the BOND PERIOD.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

_____
Authorized Representative